Acurx Pharmaceuticals, Inc.

259 Liberty Avenue

Staten Island, NY 10305

January 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Acurx Pharmaceuticals, Inc.
Registration Statement on Form S-3, as amended
Filed July 9, 2025
File No. 333-288595 (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Acurx Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to January 6, 2026, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Jeffrey D. Cohan of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6710 with any questions regarding this request.

Very truly yours,

Acurx Pharmaceuticals, Inc.

/s/ David P. Luci
David P. Luci
President and Chief Executive Officer

cc:	Mintz, Levin. Cohn. Ferris. Glovsky and Popeo. P.C
Ivan K. Blumenthal, Esq.
Jeffrey D. Cohan, Esq.